UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ/MF No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 427th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 25, 2022

1.   DATE, TIME AND VENUE: On October 25, 2022, at 5:00 p.m., held remotely, as provided in the Article 19, first Paragraph of the Internal Rules of the Board of Directors and the Technical and Consulting Committees (“Rules”) of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was waived, given the presence of all members of the Board of Directors, who subscribe these minutes, pursuant to the Article 15, Paragraph 2 of the Company’s Rules, establishing, therefore, quorum in accordance with the Bylaws. The General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as Secretary.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.   AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1.      Aproval of the Incentive Plan via Performance Units, with cash settlements by the Company (“Incentive Plan” or “Plan”):

After the explanation on the matter, the Incentive Plan was unanimously approved, aiming to reinforce the incentive to create value for the Company’s shareholders and to sustainably achieve the strategic objectives, by offering a competitive package that contributes to the retention and performance of certain managers (“Participants”) who occupy key positions in the Company and/or its subsidiaries, fully in line with the best market practices.

The Plan Participants will be entitled to the grant of a certain number of units representing 01 (one) share issued by the Company (VIVT3) (“Unit” and “Share”). Each Unit represents the expectation of the right to receive the full amount of 01 (one) Share, which will serve as a basis, in the view of the number of Units received, to determine the incentive value to be paid by the Company in cash to the Participants, provided that certain goals are met, according to the terms and conditions set forth in the Incentive Plan, which will be filed at the Company’s headquarters as of this date.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ/MF No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 427th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 25, 2022

The Directors authorize the Company’s management to take the necessary measures to implement this resolution.

5.   CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors stated that the meeting was adjourned, and these minutes were drawn up. São Paulo, October 25, 2022. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board Members: Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 427th Meeting of the Board of Directors of Telefônica Brasil S.A., held on October 25, 2022, drawn up in the Company’s book. This is a free English translation.

______________________________________

Breno Rodrigo Pacheco de Oliveira

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 25, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director